UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares, NIS 5.00 par value

(Title of Class of Securities)

63008G203**

(CUSIP Number)

Bruce R. Winson

Anson Funds Management LP

16000 Dallas Parkway, Suite 800

Dallas, TX 75248

(214) 866-0202

With a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212)756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 63008G203 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the NASDAQ Stock Market LLC under the symbol “NNDM.” Each ADS represents one Ordinary Share.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) FI, CO

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,926,063 ordinary shares (represented by 17,926,063 ADSs)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,926,063 ordinary shares (represented by 17,926,063 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 3 (“Amendment No. 3”) is being filed by Anson Funds Management LP (the “Investment Entity”), Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value NIS 5.00 (the “Ordinary Shares” or the “Shares”) of Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Issuer”). This Amendment No. 3 amends and supplements Amendment No. 2 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2023 (“Amendment No. 2”), Amendment No. 1 filed with the SEC on May 1, 20213 (“Amendment No. 1”) and the Schedule 13D filed with the SEC on March 10, 2023 (the “Original Schedule 13D”, and collectively with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Information in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

The Securities and Exchange Commission (“SEC”) found that Anson Advisors Inc. (“AAI”) violated Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through transactions on behalf of certain of its private funds clients executed in connection with three securities offerings in December 2019, June 2020, and April 2021. The SEC also found that AAI participated in these transactions based on an incorrect understanding of Rule 105’s bona fide purchase exception. The SEC did not find that any of AAI’s violations were intentional or negligent. The SEC’s order noted that Rule 105 prohibits the conduct irrespective of intent, and that AAI has since undertaken remedial steps to prevent further Rule 105 violations in the future.

AAI was (i) ordered to cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M under the Exchange Act, (ii) ordered to pay a civil money penalty in the amount of $600,000, and (iii) ordered to pay disgorgement of $2,469,109.11 and prejudgment interest of $261,285.30.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is amended and restated as follows:

The ADSs representing the Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds. An aggregate of approximately $ 46,924,664 (excluding brokerage commissions) was used to purchase ADSs representing Ordinary Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such securities were acquired through open market purchases.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 235,106,980 shares outstanding as of October 18, 2023, which is (i) 11,755,349 Ordinary Shares, representing 5% of the outstanding Ordinary Shares as of October 18, 2023, as reported in Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 18, 2023, multiplied by (ii) twenty.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions by the Reporting Persons in the ADSs of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were carried out in open market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented to include the following:

The Funds hold long exchange-listed call options referencing an aggregate of 773,600 Ordinary Shares, which have an exercise price of $2.50 per Share and expire on October 27, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2023

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

SCHEDULE A

TRANSACTIONS OF THE ISSUER

SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

The following table sets forth all transactions in the ADSs in the past (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. These ADSs were purchased or sold in multiple transactions at prices indicated in the column Price Per ADS ($). Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per ADS ($) column is a weighted average price. These ADSs were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of ADSs purchased or sold at each separate price.

Trade Date	ADSs Purchased (Sold)	Price per ADS ($)	Price Range ($)
08/25/2023	50,000	2.7600
10/19/2023	1,000,000	2.7312
10/20/2023	200,000	2.7734
10/23/2023	392,000	2.7949
10/24/2023	360,000	2.8525